Exhibit 99.1

Wing Yip Food Holdings Group Limited Announces Pricing of Initial Public Offering

Zhongshan, China, November 25, 2024 -- Wing Yip Food Holdings Group Limited (the “Company” or “Wing Yip”), a meat product processing company through its operating subsidiaries in mainland China, today announced the pricing of its initial public offering (the “Offering”) of 2,050,000 American Depositary Shares (“ADSs”) at a public offering price of US$4.00 per ADS. Each ADS represents one ordinary share of the Company. The Offering is being conducted on a firm commitment basis. The ADSs have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on November 26, 2024 under the ticker symbol “WYHG”.

The Company expects to receive aggregate gross proceeds of US$8.20 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters an option, exercisable within forty-five (45) days after the closing of the Offering, to purchase up to an additional 307,500 ADSs at the public offering price, less underwriting discounts. The Offering is expected to close on or about November 27, 2024, subject to the satisfaction of customary closing conditions.

Dawson James Securities, Inc. and D. Boral Capital LLC are acting as the underwriters (collectively, the “Underwriters”) for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Company, and Nelson Mullins Riley & Scarborough LLP is acting as U.S. counsel to the Underwriters in connection with the Offering.

The Company intends to use the proceeds from the Offering for (i) upgrading existing production lines and establishing new production lines; (ii) marketing and promotion of the Company’s products; (iii) new product research and development; and (iv) working capital and general corporate matters.

A registration statement on Form F-1 (File Number: 333-277694), as amended, relating to the Offering (the “Registration Statement”) was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on November 6, 2024. The Offering is being made only by means of a prospectus, forming a part of the Registration Statement. Copies of the prospectus relating to the Offering may be obtained from Dawson James Securities, Inc., at 101 North Federal Highway, Suite 600, Boca Raton, FL 33432, or by telephone at (561) 391-5555, or by email at investmentbanking@dawsonjames.com; or by contacting D. Boral Capital LLC, at Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or by email at syndicate@dboralcapital.com, or by telephone at (212) 970-5150 In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Wing Yip Food Holdings Group Limited

Wing Yip, is a meat product processing company in mainland China. The Company, through its operating subsidiaries, sells and markets products under its flagship brand, “Wing Yip,” which can trace its history back to 1915, and has also developed the snack product brands, “Jiangwang” and “Kuangke.” The Company’s products are sold through its self-operated stores, distributors, and e-commerce platforms in over 18 provinces across mainland China. The Company offers cured meat products, snack products, and frozen meat products, processing them through its own dedicated production lines. The Company focuses on product development and is committed to improving product quality and expanding product offerings to cater to evolving consumer preferences. The Company’s ordinary shares have been listed on the Korea Securities Dealers Automated Quotations of the Korea Exchange since 2018.

For more information, please visit the Company’s website: http://ir.wingyip-food.com/. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, statements regarding the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions and the completion of the proposed Offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Registration Statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Wing Yip Food Holdings Group Limited

Investor Relations Department

Email: ir@wingyip-food.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com